

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Via E-mail
Mr. Stephen P. Gottesfield
Executive Vice President
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

   Re: Newmont Mining Corporation
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed February 22, 2013
     Form 10-Q for Fiscal Quarter Ended June 30, 2013
     Filed July 26, 2013
     File No. 001-31240

Dear Mr. Gottesfield:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ James Lopez (for)

           John Reynolds
           Assistant Director